82-34719

SECURITAS

Press Release from Securitas AB

March 7, 2007

Securitas acquires Chubb Van den Enden Bewaking en Facilitair Beheer in the Netherlands

Securitas acquire s Chubb Van den Enden Bewaking & Facilitair Beheer from Valkenswaard. Chubb Van den Enden Bewaking & Facilitair, specialize d in mobile guarding, guarding and reception services.

The acquired company had total sales of MEUR 6 (MSEK 56) in 2006 with 200 employees in the Netherlands. Enterprise value is MEUR 1,6 (MSEK 15) on a debt free basis. After the acquisition Securitas guarding operations has total sales of MEUR 205 (MSEK 1.915) in the Netherlands. The acquisition has been consolidated in Securitas as of March 1, 2007.

The product package and the profiling of Chubb Van den Enden Bewaking & Facilitair Beheer and Securitas form a perfect match. Securitas is already active in the region Noord-Brabant of the Netherlands and by the acquisition Securitas confirm its market leading position in mobile guarding in the Netherlands. Chubb Van den Enden Bewaking & Facilitair Beheer has a very good reputation in the region and provide further growth opportunities in mobile guarding services in the Netherlands.

Mobile is a separate business unit in Securitas' European guarding operations with presence in 11 countries in Europe with more than 6000 employees. Including the acquisition Mobile has sales in excess of MEUR 375 (MSEK 3.500). Services comprise mobile security solutions for small and medium sized companies.

This press release is also available at: www.securitas.com

Information:

Alf Göransson, President and CEO Securitas AB	+ 46 (0)8 657 74 00
Håkan Winberg, Executive Vice President and CFO	+44 (0) 20 8432 6554
Henrik Brehmer, Senior Vice President Investor Relations	+44 (0) 20 8432 6523

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

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